Exhibit 99.1

BRF - BRASIL FOODS S.A.

(formerly named Perdigão S.A.)

A Publicly Traded Company

CNPJ n° 01.838.723/0001-27

ANNOUNCEMENT TO THE MARKET

BRF - BRASIL FOODS S.A., (“Company”) (formerly named Perdigão S.A.) announces to its shareholders and the market that in view of the new corporate denomination approved by the Extraordinary General Meeting (“EGM”) held on July 8 2009, as from the business day of December 10 2009, the shares issued by the Company shall be traded on the BM&FBOVESPA S.A. — Securities, Commodities and Futures Exchange (“BM&FBOVESPA”) under the new symbol (“ticker”) BRFS3,  and in the case of the New York Stock Exchange (“NYSE”) under the symbol (“ticker”) BRFS,  replacing the former PRGA3  and PDA symbol, respectively.

São Paulo, December 3 2009

Leopoldo Viriato Saboya

CFO and IRO

BRF - Brasil Foods S.A